DLA Piper LLP (US) 1251 Avenue of the Americas 27th Floor New York, New York 10020-1104 www.dlapiper.com Christopher C. Paci christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

October 10, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mark P. Shuman, Branch Chief—Legal
Gabriel Eckstein, Staff Attorney
Barbara C. Jacobs, Assistant Director
Tamara Tangen, Staff Accountant
Craig Wilson, Senior Assistant Chief Accountant

Re:	Connecture, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted August 29, 2014
CIK No. 0001211759

Ladies and Gentlemen:

We are writing on behalf of Connecture, Inc. (the “Company” or “Connecture”) in response to the September 25, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 which was submitted to the Commission confidentially on August 29, 2014 (the “Registration Statement”).

Concurrently with this letter, the Company is also submitting confidentially to the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”) and is supplementally providing the Staff with certain materials in response to the Staff’s comments 1, 8 and 40 (the “Supplemental Materials”). The Company is also requesting confidential treatment of the Supplemental Materials pursuant to Rule 83 (17 C.F.R. § 200.83), as further described in a separate letter to the staff enclosing the Supplemental Materials.

A marked copy of Amendment No. 1 indicating changes from the Registration Statement is enclosed. This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in Amendment No. 1.

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General

Overview, page 1

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s “testing-the-waters” presentation, and such potential investors did not retain copies of the materials. The Company is not aware of any research reports by any broker or dealer that is participating or will participate in the offering. To the extent that any such written communications are made in reliance on Section 5(d) of the Securities Act or any such reports are published or distributed in the future, the Company will supplementally provide them to the Staff.

2. We will process your submission and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the document, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to issue comments at a later time.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will update the Registration Statement with the required information, including but not limited to the price range, in a subsequent amendment promptly after such information is available. The Company further acknowledges that the Staff may have additional comments when the Company provides the price range and includes price-based information in the Registration Statement, and understands that the Staff will need sufficient time to review such information.

Cover Page

3. When known, please separately state the amount of securities offered by selling security holders and the selling shareholders’ net proceeds. In your response letter, describe the classes of selling stockholders you expect to participate in the offering, by reference to the transactions in which they acquired or will acquire the shares to be resold in the offering. In your response, provide us with an

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explanation of the events you anticipate will trigger mandatory conversion of either Series A or Series Preferred shares.

Response: The Company respectfully advises the Staff that selling stockholders will only participate in the offering to the extent that the over-allotment option is exercised by the underwriters, and therefore it is uncertain whether the selling stockholders will receive any proceeds in connection with the offering. When known, the Company will describe to the Staff the classes of selling stockholders whose shares will be subject to the over-allotment option by reference to the transactions in which they acquired or will acquire the shares that may be sold in connection with the exercise thereof.

The Company’s certificate of incorporation provides for the automatic conversion of the Series A and Series B preferred stock into common stock upon a qualifying initial public offering. The Company anticipates that the offering contemplated in the prospectus will satisfy the conditions of a qualifying public offering set forth in the Company’s certificate of incorporation and that all outstanding Series A and Series B preferred stock will automatically convert into shares of common stock in connection with the offering. To the extent the offering does not satisfy such conditions, the Company intends to obtain a waiver of such conditions from the holders of the Series A and Series B preferred stock in order to convert such shares into shares of common stock.

4. Please include the date of the statistics that you present in the last page of your gatefold. Also, we note that you do not use the term “annual shoppers” in your prospectus. Please revise to explain how you use this term as a measure of your business.

Response: In response to the Staff’s comment, the Company has revised the last page of the gatefold to include the dates of the statistics contained therein and defined the term “annual shoppers” in the Summary section on page 1.

Prospectus Summary, page 1

5. From your risk factor on page 33, it appears that a small number of your significant shareholders will be able to exert significant influence or control over your operations. Please provide disclosure of the ownership concentration in an appropriate place in your Summary.

Response: In response to the Staff’s comment, the Company has added additional disclosure regarding the risks associated with its ownership concentration in the Summary section on page 6.

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6. Please disclose your net loss for the most recently completed fiscal year and interim period. Also, disclose the total stockholders’ deficit at those period ends.

Response: In response to the Staff’s comment, the Company has disclosed in the Summary on page 1 its net loss for the most recently completed fiscal year and interim period, as well as the total stockholders’ deficit at those period ends.

7. Please indicate that all share amounts in your filing have been adjusted to give retroactive effect to the 1-for-26 reverse split effected on August 3, 2012.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 8 to indicate that all shares amounts have been adjusted to give retroactive effect to the one-for-26 reverse stock split effected on August 3, 2012.

Overview, page 1

8. You make various claims of leadership. For example, you state that you are “a leading web-based consumer shipping, enrollment and retention platform,” that you have a history of “leadership in the commercial under-65 health insurance market,” that you are “a leader in the retiree exchange space,” and refer to your “leadership in the individual market and with exchanges.” Please provide support for each claim of leadership. In addition, provide support for your statement:

•	On page 2 that you “estimate that approximately 100 million individuals will be shopping for and enrolling in health insurance annually through the individual marketplace and private exchanges by 2017”;

•	On page 2 that PPACA “is expected to drive growth in the under-65 individual market from 20 million lives in 2012 to 57 million in 2017”;

•	On page 2 that “[e]mployers are expected to move more than 40 million lives to private exchanges by 2018”;

•	On page 2 that “[a]pproximately $25.0 billion is spent to distribute health insurance annually”;

•	On page 2 that “$3.4 billion which is spent on technology to automate health insurance distribution today will increase to $5.2 billion by 2017”;

•	On page 3 that you “offer the only unified solution across a broad range of health insurance products”;

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•	On page 4 that you have a “proven ability to innovate”;

•	On page 5 that the growth in the under-65 individual market will represent “an increase in annual commission spend of $4.2 billion”;

•	On page 79 that “[m]ore than 30% of 2014 enrollees in Medicare part D plans used [y]our product to compare and enroll”; and

•	On page 81 that “Drug Compare is the most widely-used and comprehensive drug pricing comparison database.”

As applicable, disclose material assumptions that underlie your descriptions of the market or projections of market growth, as well as the limitations thereof.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the Company’s determination that it is “a leader” is based on the Company’s extensive experience in providing web-based consumer shopping, enrollment and retention platforms for many of the nation’s largest health plan providers in the under-65 health insurance market and knowledge of the other industry participants in that market, along with its nearly 10-year record of serving retirees as the web-based technology solution for Medicare.gov, the nation’s largest multi-payer exchange. In addition, the Company is supplementally providing the Staff, under separate cover, highlighted copies of certain third-party reports and materials that provide support for the Company’s claims of leadership. For example, a report published by Gartner, Inc. in July 2014 (the “Gartner Report”), identifies the Company as one of five vendors of solutions that provide a consumer-facing, “end-to-end” process guiding health insurance shoppers from initial contact through enrollment. The Gartner Report also identifies the Company as one of three vendors for public and private health insurance exchanges. Gartner also identified the Company in a September 2012 report as one of four technology provider “leaders in the commercial payer market” for comprehensive plan selection and enrollment platforms (emphasis supplied). Likewise, in a September 2014 report published by the Henry J. Kaiser Family Foundation, the Company is identified as one of 10 vendors of technology platforms for private exchanges.

As requested, the Company is also supplementally providing, under separate cover, the requested factual support materials for the 10 statements identified by the Staff. For each statement, the support contained in the supplementally provided materials is highlighted, with cross-references to the appropriate location in Amendment No. 1. Where applicable, the Company has indicated whether a report referenced in support of a particular statement was commissioned by the Company.

With respect to the statement that the Company “believe[s] we offer the only unified solution across a broad range of health insurance products,” the Company respectfully submits that the Company’s management, based on their extensive experience in the industry, believe that the Company is the only technology provider that offers a unified platform serving subsidized and unsubsidized individual plans, group plans, Medicare Advantage, Medicare Supplement and Part D and Medicaid. The Company also respectfully submits that its statement that it believes it possesses a “proven ability to innovate” is supported by the Company’s 15 years of experience adapting its products and services to rapidly

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changing customer needs and regulatory requirements, including as the web-based technology solution for Medicare.gov, and by its position as a leading vendor of solutions for developing marketplaces and technologies, as noted in the Gartner Report. In addition, with respect to the statement that its Drug Compare tool is the most widely-used and comprehensive drug pricing comparison database, the Company respectfully submits that it bases this statement on the over 6,500 pharmaceutical products and more than 108 categories of drugs included in the database, which the Company’s management believes is more comprehensive than the comparable offerings of any other provider.

Additionally, the Company has revised its disclosure in Amendment No. 1 as follows:

•	The Company has revised statements on pages 2 and 75 to note that the Company estimates that approximately 100 million individuals will be shopping for and enrolling in health insurance annually through the individual marketplace and public and private exchanges by 2018 rather than 2017.

•	The Company has revised statements on pages 2 and 75 to reflect that employers are expected to move “approximately 40 million lives” to private exchanges by 2018 rather than “more than 40 million lives.”

•	The Company has expanded its statement on pages 3 and 76 that approximately $25.0 billion is spent to distribute health insurance annually to reflect that such estimate was as of 2012.

•	The Company has revised its statement on page 83 to reflect that more than 30% of 2013 (rather than 2014) plan year enrollees in Medicare Part D plans used its product to compare and enroll.

•	The Company has revised its statement on page 85 to reflect that the Company believes that Drug Compare is the most comprehensive drug pricing comparison database.

•	The Company has included additional statements regarding the market for its products on page 2. Support for these statements is being supplementally provided under separate cover.

9. Refer to the second-to-last sentence in this section. Please describe how your activities “enabled” Medicare.gov and the 1-800-Medicare call center agents. In addition, disclose how many of the 52 million Medicare beneficiaries obtained insurance through the use your software.

Response: The Company licenses software that is used by the Center for Medicare and Medicaid Services (CMS) on portions of its website www.medicare.gov. Within that site, the Company’s software provides the functionality that allows all Medicare beneficiaries to search, shop for and enroll in Medicare Advantage and Prescription Drug Plans. The software is both: (i) consumer facing for all 52 million Medicare beneficiaries and (ii) used in CMS’s 1-800-Medicare call center to assist beneficiaries in shopping for and enrolling in Medicare plans when beneficiaries call into the 1-800-Medicare assistance

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line. The call center version of the Company’s software has enhanced information and scripted talk tracks for the customer service representatives. The user interface available to the customer service representatives runs on the same application and databases as the consumer facing software so that beneficiaries can see the same results. Both versions process enrollments of Medicare beneficiaries using the same Online Enrollment Center, which is part of the functionality of the Company’s software. With respect to the Staff’s request to disclose how many of the 52 million Medicare beneficiaries obtained insurance through the use of the Company’s software, the Company estimates that number to be approximately 4 million people, but that estimate is subject to certain assumptions and extrapolations. Correspondingly, the Company respectfully submits to the Staff that the inclusion of such number would not be helpful to investors.

Industry Background, page 1

10. In your summary, you refer to certain terms that are specific to your industry. For example and without limitation, you mention “public and private exchanges,” “multipayer exchange,” “multi-payer broker private exchanges,” and “retiree exchange space.” Other than brief disclosure on page 78, you do not appear to provide an explanation of these features of the industry in which you compete. Where applicable, please consider expanding your disclosure to provide an appropriate industry background, including how exchanges operate as part of the insurance distribution market.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 1, 4, 5, 74, 75, 77 and 80 in order to provide additional information on industry background.

Our Growth Strategy, page 4

11. In the first full paragraph on page 5 you state that certain employers are moving towards “defined contribution plans.” Elsewhere in your document, you mention “defined benefit plans.” Please explain what these terms mean within the context of health insurance and clarify how employers or other plan sponsors can set defined contributions. Also explain how this differs from historical practices and the impact on your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 79 in order to provide additional information on the terms “defined contribution plans” and “defined benefit plans” to explain the meaning of these terms within the context of health insurance and clarify how employers or other plan sponsors can set defined contributions. The Company respectfully submits that the impact on its business of employers moving away from defined benefit plans and towards defined contribution plans is an increasing opportunity for the Company to capture incremental revenue in connection with the related expected growth in the number of single- and multi-payer exchanges.

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Summary Consolidated Financial and Other Data

Adjusted Gross Margin and Adjusted EBITDA, page 11

12. It is unclear from your disclosure in the second paragraph why the exclusion of the expenses in calculating Adjusted Gross Margin and Adjusted EBITDA provides a useful measure for period-to-period comparisons or how the revised information is useful to investors. Please expand to clarify.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 12 and 46 to further clarify why the Company believes the exclusion of expenses in calculating adjusted gross margin and adjusted EBITDA provides a useful measure for period-to-period comparisons and how such measures are useful to investors.

Risk Factors

A significant amount of our revenues…, page 15

13. Please disclose the name of your greater than ten percent customer for each of the 2013 and 2012 fiscal years, provide a description of the contractual and business relationship to this customer, and provide your analysis of whether any agreement with such principal customer is required to be filed.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 16 to name the greater than 10% customer. Further, the Company respectfully submits that further disclosure in this risk factor regarding the contractual and business relationship with this customer is not necessary as such contractual and business relationship is consistent with the description of the Company’s contracting process provided in the “Business” section of the prospectus. Further, the Company respectfully submits that inclusion of the contract with the customer is not required as it does not fall within any categories specified in Item 601(b)(10) of Regulation S-K.

In the event that our proprietary software does not operate…, page 17

14. Regarding your disclosure in this risk factor, please tell us whether errors in your software have materially affected your operations or results. In addition, tell us whether the errors you reference contributed directly or indirectly to the technical problems experienced in the rollout of the Healthcare.gov website in October 2013. Finally, consider expanding “Business” to provide material disclosure in this regard and also clarify the role that your software plays in the PPACA plan selection process.

Response: The Company advises the Staff that errors in the Company’s software have not materially affected its operations or results. In addition, errors in the Company’s software did not contribute, directly or indirectly, to the technical problems experienced in the rollout of the Healthcare.gov website in October 2013. For these reasons, the Company respectfully submits that adding disclosure to the Business section regarding errors in the Company’s software is not necessary. In response to the Staff’s request to clarify the role that the Company’s software plays in the PPACA plan selection process, the Company has revised its disclosure on page 83.

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We rely on data center providers…, page 18

15. You appear to be substantially dependent on your agreements with two data centers located in Georgia and California. Please disclose the duration of these agreements and tell us what consideration you gave to filing the agreements with these data centers as exhibits.

Response: The Company respectfully submits that it does not believe that its agreements with its data center providers are material to its financial condition or operating results. The agreements are not exclusive, and the Company believes it could obtain similar services from other providers easily and cost-efficiently. Furthermore, the agreements between the Company and its data center providers are of the type that ordinarily accompanies the kind of business conducted by the Company, and the Company does not believe they fall within any of the categories specified in Item 601(b)(10) of Regulation S-K. The Company respectfully advises the Staff that the risk factor regarding its data center providers relate primarily to inherent risks associated with outages, natural disasters, hardware or software failures, security breaches and the Company’s lack of control over the third-party providers, rather than reliance on the underlying contractual agreements. Accordingly, the Company respectfully submits that the agreements with its data center providers are not required to be filed as exhibits.

The Company respectfully advises the Staff that, with respect to the provision of core services, the two data center agreements have remaining terms of approximately 11 months and 14 months, respectively, and the agreements provide for either automatic renewal or routine annual renewal unless terminated by one of the parties.

If our security measures are breached or fail…, page 19

16. Please tell us whether you have experienced any material security breaches that have compromised confidential information or patient data. In your response, please describe the nature, severity, and frequency of any breaches.

Response: The Company has not experienced any material security breaches that have compromised confidential information or patient data.

Our substantial level of indebtedness…, page 20

17. Please revise this risk factor to focus on the level of debt after the intended application of the offering proceeds. In addition, to the extent that a material amount of indebtedness is expected to remain under your Credit Facility after the application of the proceeds, cross-reference your disclosure on page 63 – 64 regarding prior non-compliance and subsequent amendment of the financial covenants in that debt agreement.

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Response: The Company respectfully advises the Staff that the Company has no specific plans to repay any outstanding indebtedness before its stated maturity date, but does anticipate that some of the funds received in the offering will be used to repay currently outstanding indebtedness upon maturity. Because there are no current plans to prepay outstanding indebtedness, the Company expects that the balance outstanding under the Credit Facility would not be impacted by the offering, and has therefore, in response to the Staff’s comment, added a cross reference in the applicable risk factor on page 22 and to the Company’s disclosure “Liquidity and Capital Resources—Senior Credit Facility” regarding prior non-compliance and the subsequent amendment of the financial covenants under the Credit Facility.

Our government business relies…, page 23

18. You disclose in this risk factor that you work primarily as a subcontractor to prime contractors. Where appropriate, please clarify the scope of this relationship and why you are “primarily” a subcontractor. To the extent that you have overall responsibility for the operation of government sites, identify those sites and clarify their importance to your business, as material.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 24 in order to provide additional information on the Company’s work as a subcontractor.

Risks Related to this Offering and Ownership of our Common Stock, page 32

19. Please add a risk factor disclosing that a significant portion of the offering proceeds will be used to repay related-party debt that was used to fund prior operating activities.

Response: The Company respectfully advises the Staff that only a small percentage of the Company’s outstanding indebtedness is owed to related parties and adding a risk factor disclosing that a significant portion of the offering proceeds will be used to repay related-party debt would be inaccurate. As described in “Certain Relationships and Related Party Transactions—Other Related Party Transactions,” the Company owes an aggregate of approximately $1.3 million to its affiliates Great Point Partners and Chrysalis Ventures pursuant to promissory notes. Additionally, of the $2.7 million owed by the Company pursuant to the DRX seller notes described in the same section, the Company owes approximately $0.3 million to Mr. Cho, the only DRX seller who is a related party with the Company. With a total of only $1.6 million of the Company’s $54.5 million of indebtedness outstanding as of June 30, 2014 being owed to related parties, the Company respectfully advises the Staff that an additional risk factor disclosing that a significant portion of the offering proceeds will be used to repay related-party debt would not be accurate. Additionally, the Company anticipates that $1.6 million will not be a significant portion of the proceeds raised in the offering. Finally, the Company respectfully advises the Staff that the Offering and Use of Proceeds sections of the Registration Statement have set forth the aforementioned offering proceeds that will be used to repay this related party debt, when due.

We currently qualify as an emerging growth company…, page 35

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20. We note the language in the second sentence of this risk factor regarding Section 107 of the JOBS Act. Please state your election under this Section:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response: The Company respectfully advises the Staff that it has elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) and has added disclosure to that effect to the referenced risk factor on pages 36 and 37 and critical accounting policy disclosures on page 63.

Use of Proceeds, page 39

21. You indicate that you may use the proceeds to make investments or acquisitions of other businesses, solutions or technologies. Please clarify whether there are any plans or proposals for such an acquisition. Also provide the interest rate and maturity date of each tranche of indebtedness to be paid with offering proceeds.

Response: In response to the Staff’s comment, the Company has clarified on page 39 that it has no current plan or proposal to make investments or acquisitions of other businesses, solutions or technologies. As discussed in response to the Staff’s comment 17, the Company has no specific plans to repay any outstanding indebtedness before its stated maturity date, but does anticipate that some of the funds received in the offering will be used to repay currently outstanding indebtedness upon maturity. The Company has listed below each tranche of the Company’s outstanding indebtedness, including the applicable interest rate and maturity date. Additional discussion of the Company’s indebtedness may be found under “Liquidity and Capital Resources” beginning on page 66.

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Indebtedness	Outstanding Principal (in millions) as of June 30, 2014	Interest Rate	Maturity Date
Wells Fargo Term Loan	$20.8	6.50%	1/15/2018
Wells Fargo Revolving Credit Facility	$0.3	8.25%	1/15/2018
THL Promissory Note	$29.4	12.50%	7/15/2018
Bridge Notes (Great Point and Chrysalis Ventures)	$1.3	14.00%	5/29/2015
DRX Seller Notes	$2.7	8.00%	1/15/2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 47

22. Please provide a discussion of the challenges and risks on which management is most focused and the actions it is taking to address them. We note, for example:

•	Decreased bookings within the Enterprise / Commercial segment;

•	Increased reliance by consumers on mobile devices when your solutions are traditionally designed for desktop platforms; and

•	Decreases in your professional services revenue as a percentage of total revenue for the year ended December 31, 2013 as compared to the year ended December 31, 2012.

Response: Management is focused on risks that could have an adverse impact on the Company’s operations and the Company’s key financial and operating performance metrics, as described, and takes actions to mitigate those risks. With respect to the Company’s Enterprise/Commercial segment, for example, while fluctuations in bookings are not uncommon given the sales cycle for software and services in that segment, management routinely assesses staffing levels required to support contracted business volume, and adjusts staffing levels accordingly. As part of its ongoing assessment of the Company’s software capabilities, management also considers industry trends, such as consumers’ increased reliance on mobile devices, to determine where to allocate research and development funding. Lastly, one of the Company’s overall strategic initiatives is to continue to increase the percentage of software services revenue (and reduce professional services revenue as a percentage of total revenue), which management believes will have a positive impact on overall gross margins in the future.

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In response to the Staff’s comment, the Company has expanded its disclosure on page 49.

23. In the third paragraph you disclose that some of your customers are able to terminate contracts without cause or for convenience. Please expand your disclosure here or elsewhere, as appropriate, to provide quantitative context regarding the significance of the agreements that can be terminated without cause or for convenience, such as the portion of your software services revenues that was subject to these types of agreements in the most recent year, backlog that exists under such agreements as of a recent date, or some other measure that would inform investors of the significance of contracts of this type.

Response: In response to the Staffs’ comment, the Company has revised its disclosure on page 48.

Key Financial and Operating Performance Metrics

Contracted Backlog, page 48

24. We note your disclosure in the carryover paragraph at the bottom of page 48. State more specifically the approximate portion of the backlog not reasonably expected to be filled this year.

Response: The Company respectfully advises the Staff that the portion of Contracted Backlog as of June 30, 2014 not reasonably expected to be fulfilled in 2014 is $62.0 million. In response to the Staff’s comment, the Company has revised its disclosure on page 50.

25. Tell us the anticipated impact of the June 30, 2014 contracted backlog and each future year.

Response: The Company respectfully advises the Staff that the anticipated impact of the June 30, 2014 Contracted Backlog on each future year is as follows:

Year	Millions of Dollars
2015	$29.4
2016	15.2
2017	9.5
2018	6.5
2019	1.3
TOTAL	$62.0

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In response to the Staff’s comment, the Company has revised its disclosure on page 50.

Software Revenue Retention Rate, page 49

26. Tell us what consideration you gave to disclosing the software revenue retention rates by product and/or service, entity-wide and/or across your segments.

Response: The Company respectfully advises the Staff that it has not provided the software revenue retention rate by software and service for each reportable segment because management does not consider either to be a significant metric in evaluating the results of operations of the business. The Company believes that its focus on a Company-wide software revenue retention rate captures more material and relevant information. Furthermore, the Company believes its focus on a Company-wide metric allows it to better manage the business, for example as it pursues cross-selling opportunities that can increase both revenue and gross margins, which are metrics that management uses to evaluate the performance of the business.

27. Please disclose what proportion of total revenues your “active customers” comprise for the periods presented.

Response: The Company respectfully advises the Staff that the Company’s “active customers” accounted for 96% and 100% of its revenue during the periods ended December 31, 2013 and December 31, 2012, respectively, and 100% and 94% during the periods ended June 30, 2014 and June 30, 2013, respectively.

In response to the Staff’s comment, the Company has revised its disclosure on page 50.

Comparison of Six Months Ended June 30, 2014 and 2013

Segment Revenue, page 54

28. Please tell us what consideration you gave to discussing the reasons for the changes in revenues in your Medicare and Private Exchange segments. In addition, provide insight into the underlying conditions in the marketplace and the company’s response to those conditions, as appropriate.

Response: The Company respectfully advises the Staff that when reviewing the underlying causes for the increase in revenue in the Medicare and Private Exchange segments for the periods ended June 30,

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2014 and June 30, 2013, it was determined that the drivers responsible for the revenue increases in each segment were very similar (i.e., increased software services revenue driven by customer expansion over the comparable periods). As such, and given the relative impact on the overall change in revenue for the periods in question (the combined change in revenue for the Medicare and Private Exchange segments accounted for 9.1% of the overall period-to-period change in revenue), the Company believes that presenting the change in the aggregate for these reportable segments provides useful disclosure to investors.

Segment Gross Margin, pages 55 and 58

29. Please expand your disclosure to address in more detail the causes for the negative margins in the Enterprise/Commercial and Enterprise/State segments for 2013. You note the primary cause was increased implementation services being expensed. Therefore, tell us how the accounting for these services relates to your deferred implantation cost capitalization policy and, in particular, the material increase in such capitalized costs in 2013.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 57 and 58.

Research and Development, page 56

30. We note the trend of increased research and development expenses. Expand your disclosure here and on page 59 to provide insight into the nature of the research and development activities and explain the impact that those expenditures had on your product offerings and your operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 58 and 62.

Comparison of Years Ended December 31, 2013 and 2012

Revenue by type, page 57

31. Please disclose the method by which you allocate revenue to software services, professional services and other. Ensure that you specifically address revenue recognized from multiple element arrangements that are accounted for as a single unit of accounting. This comment is also applicable to your interim results disclosed on page 54.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that a primary driver in the allocation of revenue from a customer contract to software services and professional

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services is the type of multiple-element arrangement represented by the contract. The Company has two types of multiple-element arrangements: (i) those containing hosted software and (ii) those containing non-hosted software:

•	For multiple-element arrangements containing hosted software, the Company identifies each software and professional service unit of accounting based on the terms of each customer contract and allocates revenue to each accounting unit based on the relative selling price of each deliverable. Revenue from each accounting unit is recognized as delivered. Over 75% of the Company’s multiple-element arrangement revenue, in the periods covered by the Registration Statement, contained hosted software and related professional services.

•	For multiple-element arrangements containing non-hosted software in the periods covered by the Registration Statement, the Company accounted for each such arrangement as a single unit of accounting, because some or all of the deliverable elements did not have stand-alone value when the related contracts were executed. In these situations, all revenue has been deferred until delivery of the final element, at which time the contract value is recognized ratably over the longer of the contract or expected customer relationship.

Revenue from multiple-element arrangements is not allocated to other revenue. Other revenue is comprised of separately contracted commissions revenue and customer reimbursements for out-of-pocket travel expenses incurred in the delivery of our professional services.

In response to the Staff’s comment, the Company has revised its disclosure on pages 51, 52 and 60.

32. In describing the underlying drivers of changes in revenue and cost of revenue we note that you refer to a number of metrics (e.g., new customer implementations, headcount, number of health plan customers noted on pages 54, 56 and 57, respectively). Please tell us what consideration has been given to quantifying these amounts in your discussion in order for investors to better understand your business and the manner in which you assess changes in significant line items.

Response: The Company respectfully advises the Staff that it does not consider new customer implementations, headcount or the number of health plan customers to be key metrics used to evaluate its results of operations. These factors are drivers of revenue and cost of revenue, and their impact is captured by those financial measures. The Company uses revenue and cost of revenue to evaluate its operating performance because of their importance to its business. While new customer implementations, headcount and the number of health plan customers are relevant, a number of additional factors including customer retention and renewal rates, the Company’s success in retaining its largest customers, the fee structures on which agreements are renewed and the Company’s ability to sell additional functionality to existing customers all also have an important impact on results of operations.

Because of the breadth of factors that impact the Company’s revenue and cost of revenue, management believes that quantifying certain individual drivers of those measures could be misleading to investors.

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For example, providing the number of new customer implementations in a given period might lead an investor to expect a proportionate increase in revenue, but many other factors such as the value of those contracts and the additional personnel costs associated with the new implementations would not be accounted for. Revenue and cost of revenue are measures that capture these additional considerations, and which management uses to evaluate the Company’s results of operations because of their importance to the business.

Critical Accounting Policies and Significant Judgments and Estimates

Research and Development and General and Administrative, page 59

33. We note the 60.2% and 62.7% period-to-period increases in research and development and general and administrative expenses. In describing these changes you refer to increases in salaries and personnel as driving portions of these changes. Please revise your discussion here and throughout your results of operations narrative:

•	to disclose known trends or uncertainties that have had or that you reasonably expect will have a material impact on these expenses in future periods. Refer to Regulation S-K Item 303(a)(3)(d); and

•	to disclose the reasons for changes in the percentage of the expense line items in relation to revenue and any changes that you expect will impact that percentage in future periods.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 62.

Revenue Recognition and Deferred Revenue, page 60

34. Please explain what you mean by your continued need to “evaluate the term over which (y)our implementation fee revenue is recognized as (you) gain more experience with customer contract renewals.” Please explain what new information is being gained over renewals and how that information is impacting your current estimates of customer lives. Revise your accounting policy to describe these evaluations and the sensitivity of the estimated lives you have disclosed.

Response: The Company respectfully advises the Staff that the Company’s accounting policy with respect to the recognition of implementation fee revenue is to recognize such revenue over the longer of the term of the customer agreement or the estimated customer relationship period. Given that the Company’s Enterprise/State reportable segment only commenced operations in 2012, and that the active contracts of that segment are still in the initial contract term, management has minimal historical experience on the basis of which to estimate the customer relationship period for those contracts. As of December 31, 2013, Enterprise/State deferred revenue was $26.8 million and are being recognized over

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a weighted average period of 2.5 years. If the weighted average period were increased by one year, Enterprise/State revenue for the year ended December 31, 2013 would have decreased by $0.8 million.

In response to the Staff’s comment, the Company has revised its disclosure on pages 63 and 64 to discuss how the Company monitors and evaluates renewal rates for customer experience that could impact the estimated life of customer arrangements.

Deferred Implementation Costs, page 61

35. Your deferred implementation costs have increased over 400% from fiscal 2012 to 2013. Please explain the cause and any change in your accounting policy rationale over the reported periods and revise your disclosure to explain the increase and any known trends associated with such increases.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 64.

Goodwill and Acquired Intangible Assets, page 61

36. Please explain what a “meaningful excess fair value” is in quantitative terms for each of your reporting units.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 65 to state that each reporting unit had greater than 10% excess fair value over carrying value as of June 30, 2014.

Liquidity and Capital Resources

Cash flows from operating activities, page 65

37. Tell us what consideration has been given to disclosing days’ sales outstanding at the end of each of the periods presented. In this regard, we note that at December 31, 2013 the accounts receivable balance and revenue balances had increased by 239% and 97%, respectively.

Response: The Company respectfully advises the Staff that the Company considered disclosing day’s sales outstanding at the end of each period and concluded that such disclosure might be misleading to investors as the Company’s revenue and accounts receivable balances are not highly correlated. A substantial amount of revenue in a period comes from the recognition of previously collected and deferred revenue, while period-end accounts receivable balances are directly influenced by the timing of contractually negotiated milestone and time-based advance billings and their subsequent collection. The Company generally has the contractual right to invoice and collect fees from customers ahead of delivery and revenue recognition of the Company’s software and professional services. In response to the staff’s comment, the Company has revised its disclosure on page 70.

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38. Please explain further the causes for the decrease in deferred revenue of $9.7 million over the six-month period ended June 30, 2014 in view of the increased revenues over the same period.

Response: The Company respectfully advises the Staff that consolidated revenue for the six-month period ended June 30, 2014 was $35.3 million, of which the majority was the recognition of deferred revenue at December 31, 2013. The $9.7 million decrease in deferred revenue over the six-month period ended June 30, 2014 is comprised of two components:

a. decrease due to recognition of previously deferred revenue on delivered software and professional services, and

b. increase from additional contractually permitted customer billings for software and professional services not yet recognizable.

In total, advanced billings were $9.7 million less than deferred revenue recognized into revenue for the six-month period ended June 30, 2014, resulting in a net $9.7 million decrease in deferred revenue over the six-month period ended June 30, 2014. The majority of this decrease is attributable to the Company’s Enterprise/State business which completed multiple state exchange software implementation projects at the end of fiscal 2013 and has recognized $7.1 million of previously deferred revenue in the six-months ended June 30, 2014.

Business, page 70

39. Please provide a concise description of any material portion of your government business that may be subject to termination or renegotiation at the election of the Government.

Response: All of the Company’s state and federal government contracts contain provisions allowing the government counterparty to terminate the contract for convenience, or for a lack of adequate funding, generally with 30 days’ written notice to the Company, which the Company believes to be customary for government contracts. The Company has revised its disclosure on page 74 to disclose these termination rights.

Industry Background, page 70

40. Regarding the industry data and other research you cite in your prospectus by Towers Watson, Accenture, and McKinsey & Company, please provide us with supplemental copies of the source of

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information that you cite. In addition, tell us whether the data was prepared for your company or for the offering.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, copies of the referenced source of information. None of the referenced reports were commissioned by the Company.

Connecture Platform, page 76

41. On page 80 you refer to your status as a CMS-approved Web Broker entity with the Federal Exchange. Where appropriate, please explain what this means and its significance to your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 84 and 85 in order to provide additional information on the Company’s status as a CMS-approved Web Broker Entity and its significance to the Company’s business.

Competition, page 82

42. In your response letter, please tell us for each of your business segments whether one or a small number of competitors is dominant. Also provide your views regarding whether more robust discussion of your competitors’ products and services and their competitive positions, relative to yours, should be presented to provide investors a better understanding of your competitive standing in each business segment.

Response: Below is a description by segment of the significant competitors the Company faces in each of its market segments:

•	Enterprise/Commercial:

The Company does not believe that a single or small number of competitors is dominant in this segment, although the Company believes that it is a leader in this space. Competitors include:

•	BenefitFocus, while serving the health plan market, has a greater focus and investment in the employer market. The Company believes that BenefitFocus does not have strong capabilities for a health plan’s distribution channels, including agents and brokers. In addition, the Company believes that BenefitFocus’ market position is stronger in the larger group enrollment market and less strong relative to the Company in the individual consumer and small group markets.

•	Member services companies, including those providing web-based claims management, administration and enrollment services, such as Trizetto. The Company does not believe that these firms have strong shopping or retention solutions.

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•	ERP software vendors such as Oracle or CRM vendors also participate in this market. The Company believes that these vendors usually lack health insurance specific capabilities and provide a more generic solution which requires extensive effort by the customer to tailor the solution to its needs.

•	Enterprise/State:

The Company does not believe that a single or small number of competitors is dominant in this segment. Competitors include:

•	Systems integrators and large consulting firms, such as Accenture and Deloitte. The Company believes that these firms usually develop more customized solutions and have less of a software product development focus. The Company believes that these firms generally have a strong historical position in the government market, including the state Medicaid market, which may provide a competitive advantage.

•	Niche software vendors such as hCentive. The Company believes that these firms usually work underneath a systems integrator and provide software which addresses a specific piece of the customer’s overall needs. The Company believes that these firms typically do not have a strong understanding of the health plan or broker customers, which is important due to the broader integration needs of a successful state exchange.

•	Technology-enabled call centers and business process outsourcers such as GetInsured. The Company believes that these firms provide quoting and enrollment solutions which may be attractive to exchanges looking for more of a single solution approach. In general, The Company believes that these firms offer a less comprehensive technology solution than the Company, and augment that capability with manual call center resources.

•	Medicare:

The Company believes that it is a strong technology solution vendor in this segment. This position is reflected in the Company’s role as the shopping technology for Medicare.gov as well as the number of Medicare health plans that the Company supports, which includes over 40 health plans. The Company is not aware of any other competitor that has as many customers. The Company does not believe that it faces significant competition in Medicare shopping and enrollment solutions, although some of the larger health insurers in the country may possess the capability to develop their own solution rather than procuring a solution externally.

•	Private Exchange:

The Private Exchange segment is immature and the competitive environment is evolving. As such, no single group or dominant set of competitors exists. A range of technology vendors support private exchanges to varying degrees. These vendors differ as to the scope of software and services provided. The Company believes that its technology capabilities are robust and that its long history of working with health plans in single and multi-payer solutions provides the Company an advantage over other companies. In addition, the Company’s technology is flexible and

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the Company can deliver solutions that are tailored to the unique need of the market, from large national brokers to smaller regional customers.

•	Specific notable competitors in this market include Liazon, which was one of the first companies to enter this market. Liazon provides defined-contribution technology, benefits administration and call center services, primarily to broker and benefits consulting customers. Liazon was acquired by Towers Watson in November 2013. Given Towers Watson’s position as one of the largest benefits consultants in the country, the Company believes that potential conflicts of interest may exist as Liazon attempts to serve both Towers Watson as its internal private exchange solution as well as other benefits consultants and brokers which compete with Towers Watson.

•	Some of the competitors tend to rely heavily on their call centers as a means to provide services to this market. The Company believes that these solutions have the tendency over time to be more expensive as the volume within the exchange grows.

•	Other vendors in this segment are benefits administration providers which the Company believes lack strong shopping, recommendation, defined contribution and enrollment integration capabilities.

Considering the foregoing, the Company respectfully advises the Staff that, due to the comprehensiveness of the Company’s products and services as compared to those of competitors, which are segmented, the Company does not believe a more robust discussion would be helpful to investors.

Intellectual Property, page 84

43. Exhibit 10.3.9 includes a Patent Security Agreement with a list of patents pledged as security interest in Schedule I. Please tell us why you do not refer to your patents in this section or discuss the significance of patent protection to your business operations or the role of patents in your overall strategy to protect your intellectual property.

Response: The referenced Patent Security Agreement was entered into as part of a broad array of security agreements in connection with the Company’s Credit Agreement with Wells Fargo Bank. It is customary in a secured debt financing for the lenders to take a security interest in substantially all of the borrower’s assets, including (among other categories of collateral) its intellectual property. The Company respectfully submits to the Staff that the fact that the lender under the Credit Agreement has taken a security interest in the Company’s patents is not necessarily indicative that those patents are material. The Company respectfully submits that its patents are not a material component of the Company’s business or intellectual property strategy, and the Company does not believe a discussion of its patents would be beneficial to investors.

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Management

Executive Officers and Directors, page 87

44. Please provide employment information for Ms. DeVillers in a continuous period of not less than five years.

Response: The Company has revised its disclosure on page 92 in response to the Staff’s comment.

Executive Compensation

2013 Summary Compensation Table, page 94

45. Please provide a narrative description of factors necessary to an understanding of the information in your table. For example, you should disclose the material terms of your bonus compensation. Refer to Item 402(o) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has expanded its disclosure on page 99 regarding the bonus compensation and “other compensation” paid to the Company’s named executive officers. The Company respectfully advises the Staff that the Company believes the disclosure contained in the section titled “Executive Compensation” beginning on page 99 addresses the requirements of Item 402(o) of Regulation S-K and contains disclosure of all material factors necessary for an understanding of the information disclosed in the 2013 summary compensation table.

Principal and Selling Stockholders, page 105

46. In footnotes (1), (3), (4), (10), and (11) you disclaim beneficial ownership except to the extent of any pecuniary interest. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 111 to eliminate the referenced disclaimer.

Connecture, Inc.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

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Revenue

47. Tell us what consideration you gave to presenting separate product and service revenues in accordance with Rule 5-03.(b).1 and 2 of Regulation S-X. We note you refer to product revenues and costs in the filing and non-hosted software arrangements.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has given consideration to Rule 5-03(b)1 and 2 of Regulation S-X. The majority of the Company’s customers represent hosted software arrangements whereby the customer does not take possession of the licensed software and the arrangement represents service revenue from the Company’s perspective. A small portion of our customers (less than 5%) represent arrangements that include installation of the licensed software at the customer’s location, and a small number of clients have a perpetual license. In these cases these arrangements restrict the use of the software, restrict the ability to modify the software, and are bundled with material maintenance, service, and upgrade elements through the contractual period of the agreement. Further, these contracts and the various elements are viewed as a single unit of accounting from a revenue recognition perspective. Based on the significance of the ongoing service elements of these software arrangements and the fact that the elements of the software solution are not separable, we view the arrangement consistent with a hosted solution and service revenue.

Notes to Consolidated Financial Statements as of and for the years ended December 31, 2013 and 2012.

Summary of significant accounting policies

Accounts Receivable and Allowance for Doubtful Accounts, page F-8

48. We note that the accounts receivable balance can vary significantly due to a number of factors and that aging is a factor in estimating the allowance for doubtful accounts. Revise to disclose your normal and customary payment terms for each solution type and your policy for charging off uncollectible receivables. Refer to ASC 310-10-50-4A.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-8.

Revenue Recognition, page F-9

49. Tell us the amount of revenue recognized in each period presented for each of your four revenue sources and identify the reportable segment or segments in which each source of revenue arises. In addition, reconcile these amounts to your disclosures of “Revenue by Type” on page 57.

Response: The Company respectfully refers the Staff to Exhibit A attached to this letter, where the Company has presented the requested information.

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50. Expand your revenue recognition policy to describe how each element included in your customer contracts is evaluated to determine whether they represent a separate deliverable. Please address revenue elements from each of your segments and to the extent that contracts contain elements from more than one segment, please include a description of your evaluation of these contracts. Please disclose the accounting literature applicable to each element and describe how you allocate the arrangement fee between the elements. In this regard, clarify any distinction between your software license fee arrangements that represent amounts paid for a perpetual right to use your solution and your characterization throughout the filing as a web-based solution provider. We note your disclosure on page 60 that your revenues are accounted for under hosted and non-hosted arrangements, but it is not clear in your policy how those differing arrangements are addressed. If applicable, please provide the same disclosures for each of your other revenue streams.

Response: The Company respectively advises the Staff that there are no contracts that contain elements from more than one reportable segment. In response to the Staff’s comment the Company has expanded its disclosure on its revenue recognition policies on pages F-9, F-10, F-11, F-35 and F-36.

51. We note that elements that do not qualify as a separate unit of accounting are combined with other remaining undelivered elements and the appropriate recognition of revenue is determined for the combined elements as a single unit. Please describe the “appropriate recognition” methods that are applied in such situations. Your response should also address the timing of revenue deferral and recognition when some, but not all, of the elements in an arrangement being accounted for as one unit of accounting have been delivered.

Response: The Company respectfully advises the Staff that when elements are bundled and deemed a single unit of accounting, which occurs within the Enterprise/State reportable segment, the Company defers revenue recognition of the combined elements until such time that all elements in the bundled contract are accepted and usable by the customer. The contractual value of the bundled single unit is recognized ratably into revenue from the month the last element is delivered and usable by the customer over the contractual term. The Company does not have any arrangements where some, but not all, of the elements in an arrangement are being accounted for as one unit of accounting.

52. We note that certain of your customers are able to terminate their contracts without cause or for convenience at any time. Tell us the prevalence of these terms and the significance of the revenue associated with them. Your response should include a description of how the cancellation provisions have impacted and are reflected in your revenue recognition policies, including the treatment of any deferred costs recorded prior to the cancellation.

Response: The Company’s has historically not experienced significant customer cancellations pursuant to the referenced provisions. While certain customers have the ability to terminate their contracts without cause or for convenience at any time, the Company has protective contractual provisions in which

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amounts collected for advanced billings, and classified as deferred revenue prior to the completion of a project, are not subject to refund.

The deferred implementation cost balance is subject to periodic impairment evaluation to determine recoverability of the asset. At every reporting period, the Company evaluates the recoverability of the deferred implementation costs, factoring in the remaining implementation schedule, estimated cost to complete the implementation effort and the probability of revenue expected to be realized in excess of deferred costs capitalized. Advanced billings collected from customers and recorded as deferred revenue exceeded the respective deferred implementation costs of each customer, in all cases, as of December 31, 2013.

Deferred implementation Costs, page F-10

53. Tell us the authoritative accounting literature used as a basis for accounting for your deferred implementation costs and related amortization periods. Tell us the nature of the costs included in the deferred amounts.

Response: The Company’s accounting policy utilizes SAB Topic 13.A.3(f) as a basis for the accounting for deferred implementation costs and related amortization periods. Costs incurred during the performance of up-front software implementation services for new customers, including employee and third-party independent contractor costs, that are incremental and directly attributable to the customer software solution, are initially deferred within Deferred Implementation Costs on the Company’s consolidated balance sheets and subsequently amortized proportionately to Cost of Revenues on the Statement of Operations over the same period the revenue is recognized.

Goodwill and Other Intangible Assets, page F-15

54. We note your customer relationship lives range from three to ten years; however, with respect to the DRX acquisition you assigned customer relationships a weighted average life of ten years. See page F-14. Please explain the difference between the range of lives and the DRX amount.

Response: The Company respectfully advises the Staff that the Company concluded a 10-year useful life for the customer base acquired with the DRX business based upon evaluation of the results of a third-party study of attrition data substantiating a weighted average life of 10 years. The DRX business historically has experienced lower customer attrition rates than other businesses acquired by the Company.

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Note 10—Redeemable Convertible Preferred Stock

Conversion, page F-21

55. Please explain the reason for the difference between the conversion rate of the Series A and B preferred stock described in this paragraph and your statement on page F-7 that these shares will convert into common stock on a one-for-one basis.

Response: The Company respectively advises the Staff that with regard to the formula based conversion rate described on pages F-21 and F-43, the numerator of the conversion formula is the purchase price per share, which is $1.00, as established in connection with the Company’s August 2012 recapitalization. The denominator of the conversion formula is an initial price of $1.00, and there have been no events impacting such denominator of the conversion rate formula. Therefore, the Series A and B preferred stock currently convert into common stock on a one-for-one basis. The Company has included additional disclosure on pages F-21 and F-43 to clarify that the current rate at which the Series A and Series B preferred stock convert into common stock is one-for-one.

Item 16. Exhibits and Financial Statement Schedules, page II-3

56. We note that some of your agreements are missing exhibits or schedules. For example:

•	Exhibit 4.1 does not include Exhibit A;

•	Exhibit 4.2 does not include Exhibits A – C;

•	Exhibit 4.3 does not include Exhibits A and B;

•	Exhibits 10.3.1 and 10.4.1 omit all schedules except for Schedule 1.1;

•	Exhibit 10.3.7 omits all schedules;

•	Exhibits 10.3.8, 10.3.9, and 10.3.10 omit Schedule 1;

•	Exhibit 10.4.3 does not include Exhibit A;

•	Exhibit 10.5 does not include the Schedule of Purchasers;

•	Exhibit 10.6.2 does not include Exhibit A;

•	Exhibit 10.7.1 omits all exhibits;

•	Exhibit 10.7.2 does not include exhibit A-1;

•	Exhibit 10.8.1 omits all exhibits;

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•	Exhibit 10.9 omits all exhibits; and

•	Exhibit 10.13 omits all schedules.

In your response letter, please advise us regarding the basis on which you exclude numerous schedules to filed exhibits, or file the complete exhibits.

Response: The Company respectfully advises the Staff that the Company omitted the referenced schedules and exhibits from the Confidential Submission because the Company believes they are not helpful to an investor and certain of the schedules contain confidential information. However, in response to the Staff’s comment, the Company has filed the requested schedules and exhibits, with certain of such schedules and exhibits containing redactions for which the Company is seeking confidential treatment pursuant to separate correspondence.

57. Please file a copy of your Certificate of Incorporation and Bylaws to be in effect after the completion of this offering. In this regard, we note the last bullet point on page 8.

Response: The Company will file the certificate of incorporation and bylaws to be in effect after the completion of the offering in a subsequent amendment after such documents have been finalized.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration to be made orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of Amendment No. 1. Please do not hesitate to contact me at: (212) 335-4970 if you have any questions regarding this letter or Amendment No. 1.

Division of Corporation Finance

October 10, 2014

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher C. Paci

Christopher C. Paci

Partner

Enclosures

cc:	Robert Douglas Schneider (Connecture, Inc.)
James P. Purko (Connecture, Inc.)
Joseph G. Silver (DLA Piper LLP (US))
Samer M. Zabaneh (DLA Piper LLP (US))
Patrick O’Brien (Ropes & Gray LLP)
Michael D. Beauvais (Ropes & Gray LLP)

Exhibit A

Period:	Six months ended June 30, 2014
(000’s)	Enterprise/Commercial				Enterprise/State				Medicare				Private Exchange				Consolidated
Rev by Type	Software Services	Professional Services	Other	Total	Software Services*	Professional Services*	Other	Total	Software Services	Professional Services	Other	Total	Software Services	Professional Services	Other	Total	Software Services	Professional Services	Other	Total
Revenue Source:
a. Software Automation Solution Fees	11,992	5,723	245	17,960	4,503	2,572	11	7,086	6,027	197	186	6,410				—	22,522	8,492	442	31,456
b. Broker Multi-Payer Quoting Platform Fees				—				—				—	1,576	21	265	1,862	1,576	21	265	1,862
c. Government Cost-Plus-Fixed Fees				—				—	1,490			1,490				—	1,490	—	—	1,490
d. Commissions				—				—				—			443	443	—	—	443	443

	11,992	5,723	245	17,960	4,503	2,572	11	7,086	7,517	197	186	7,900	1,576	21	708	2,305	25,588	8,513	1,150	35,251

Period:	Six months ended June 30, 2013
	Enterprise/Commercial				Enterprise/State				Medicare				Private Exchange				Consolidated
Rev by Type	Software Services	Professional Services	Other	Total	Software Services*	Professional Services*	Other	Total	Software Services	Professional Services	Other	Total	Software Services	Professional Services	Other	Total	Software Services	Professional Services	Other	Total
Revenue Source:
a. Software Automation Solution Fees	6,855	3,401	244	10,500	—	—	30	30	4,512	605	208	5,325				—	11,367	4,006	482	15,855
b. Broker Multi-Payer Quoting Platform Fees				—				—				—	1,425	452	19	1,896	1,425	452	19	1,896
c. Government Cost-Plus-Fixed Fees				—				—	1,241			1,241				—	1,241	—	—	1,241
d. Commissions				—				—				—			296	296	—	—	296	296

	6,855	3,401	244	10,500	—	—	30	30	5,753	605	208	6,566	1,425	452	315	2,192	14,033	4,458	797	19,288

Period:	Year ended December 31, 2013
	Enterprise/Commercial				Enterprise/State				Medicare				Private Exchange				Consolidated
Rev by Type	Software Services	Professional Services	Other	Total	Software Services*	Professional Services*	Other	Total	Software Services	Professional Services	Other	Total	Software Services	Professional Services	Other	Total	Software Services	Professional Services	Other	Total
Revenue Source:
a. Software Automation Solution Fees	22,588	10,041	399	33,028	1,270	1,857	50	3,177	9,939	1,620	1,491	13,050				—	33,797	13,518	1,940	49,255
b. Broker Multi-Payer Quoting Platform Fees				—				—				—	2,985	477	310	3,772	2,985	477	310	3,772
c. Government Cost-Plus-Fixed Fees				—				—	2,891			2,891				—	2,891	—	—	2,891
d. Commissions				—				—				—			2,408	2,408	—	—	2,408	2,408

	22,588	10,041	399	33,028	1,270	1,857	50	3,177	12,830	1,620	1,491	15,941	2,985	477	2,718	6,180	39,673	13,995	4,658	58,326

Period:	Year ended December 31, 2012
	Enterprise/Commercial				Enterprise/State				Medicare				Private Exchange				Consolidated
Rev by Type	Software Services	Professional Services	Other	Total	Software Services*	Professional Services*	Other	Total	Software Services	Professional Services	Other	Total	Software Services	Professional Services	Other	Total	Software Services	Professional Services	Other	Total
Revenue Source:
a. Software Automation Solution Fees	15,686	12,337	318	28,341	—	65	—	65				—				—	15,686	12,402	318	28,406
b. Broker Multi-Payer Quoting Platform Fees				—				—				—	1,220	—	—	1,220	1,220	—	—	1,220
c. Government Cost-Plus-Fixed Fees				—				—				—				—	—	—	—	—
d. Commissions				—				—				—				—	—	—	—	—

	15,686	12,337	318	28,341	—	65	—	65	—	—	—	—	1,220	—	—	1,220	16,906	12,402	318	29,626

*	Enterprise/State software services and professional services amounts are contractual values and not an allocation of total contract value based on VSOE as the Company does not currently have VSOE for these non-hosted multiple element arrangements.